Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco” or “Company”), in addition to the Announcements to the Market disclosed on August 16, 2013, February 3, 2014, and April 10, 2017 regarding the receipt of a tax assessment notice from the Brazilian Federal Revenue Service collecting Income Tax and Social Contribution on Net Profit arising from the corporate operation relating to the association between the Itaú and Unibanco financial conglomerates, communicates to its stockholders and the market in general that a decision on the matter was issued on August 13, 2018 by the President of the Federal Regional Court of the 1st Region. The Company was informed about this decision on August 14, 2018.

On April 10, 2017, the Administrative Council of Tax Appeals (CARF) issued a favorable decision to the Company, recognizing that the intended collections of Income Tax and Social Contribution on Net Profit were inapplicable and ratifying the regularity and legitimacy of the merger of Itaú and Unibanco.

The Federal Government has filed an appeal to the Superior Administrative Court of Federal Tax Appeals (CSRF), which was granted, and this is why Itaú Unibanco has filed a Writ of Mandamus so that the final and unappealable judgment of April 2017 be recognized. The ruling on this Writ of Mandamus was issued in favor of Itaú Unibanco, but the Federal Government has again filed an appeal and the decision issued on August 13, 2018 suspends the judgment favorable to Itaú Unibanco, that is, the appeal filed by the Federal Government to the CSRF was granted. The Company will file an interlocutory appeal against this decision to the Federal Regional Court of the 1st Region.

It is worth mentioning that this decision has not judged the merits of the case and therefore the administrative ruling favorable to the Company issued in April 2017 continues in force.

Itaú Unibanco maintains its position that the risk of loss in the aforementioned tax proceeding is remote, an understanding that is supported by its attorneys and external advisors. The aforementioned ruling does not change this understanding.

The Company will keep the market informed on the outcome of this case.

São Paulo (SP), August 15, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations